Mail Stop 6010
U.S. Mail

October 27, 2006

Mr. Wayne T. Smith
President, CEO and Director
Community Health Systems, Inc.
7100 Commerce Way, Suite 100
Brentwood, TN 37027

>   **Re: Community Health Systems, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2005**
>   **Filed February 24, 2006**
>   **File No. 1-15925**

Dear Mr. Smith:

      We have completed our review of your Form 10-K and have no further comments at this time.

                                      Sincerely,

                                      Joseph J. Roesler
                                      Accounting Branch Chief